Exhibit 3.3

SILVER BAY REALTY TRUST CORP.

ARTICLES SUPPLEMENTARY

SILVER BAY REALTY TRUST CORP., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST:                  Pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board of Directors”) by Article VI of the charter of the Corporation (the “Charter”) and Section 2-105 of the Maryland General Corporation Law (the “MGCL”), the Board of Directors duly adopted resolutions on or as of December 3, 2012 (i) classifying and designating 1,000 shares of the authorized but unissued preferred stock of the Corporation, par value $0.01 per share (“Preferred Stock”), as a separate class of Preferred Stock to be known as the “10% Cumulative Redeemable Preferred Stock”, (ii) setting the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and conditions of such 10% Cumulative Redeemable Preferred Stock, and (iii) authorizing the issuance of 1,000 shares of such 10% Cumulative Redeemable Preferred Stock.

SECOND:             The designation, number of shares, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and other terms and conditions of the separate class of Preferred Stock of the Corporation designated as 10% Cumulative Redeemable Preferred Stock are as follows, which upon any restatement of the Charter shall be made a part of, or incorporated by reference into, the Charter with any necessary or appropriate changes to the enumeration or lettering of sections or subsections thereof:

1.             Designation and Number.  A series of Preferred Stock, designated the “10% Cumulative Redeemable Preferred Stock” (the “10% Cumulative Redeemable Preferred Stock”), is hereby established.  The number of shares of 10% Cumulative Redeemable Preferred Stock initially shall be 1,000.

2.             Rank.  The 10% Cumulative Redeemable Preferred Stock will rank, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, (i) senior to all classes or series of common stock, par value $0.01 per share (“Common Stock”), of the Corporation and all classes or series of capital stock of the Corporation expressly designated as ranking junior to the 10% Cumulative Redeemable Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, (ii) on parity with any class or series of capital stock of the Corporation expressly designated as ranking on parity with the 10% Cumulative Redeemable Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, and (iii) junior to all other classes or series of Preferred Stock that may be issued after the date hereof (other than classes or series of stock referred to in clauses (i) and (ii)) and all classes or series of capital stock of the Corporation expressly designated as ranking senior to the 10% Cumulative Redeemable Preferred Stock as to

dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (“Senior Stock”).  The term “capital stock” does not include convertible or exchangeable debt securities, which will rank senior to the 10% Cumulative Redeemable Preferred Stock prior to conversion or exchange.  The 10% Cumulative Redeemable Preferred Stock will rank junior in right of payment to the Corporation’s other existing and future debt obligations.

3.             Dividends.

(a)           Subject to the preferential rights of the holders of any class or series of capital stock of the Corporation ranking senior to the 10% Cumulative Redeemable Preferred Stock as to dividends, the holders of shares of 10% Cumulative Redeemable Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 10% per annum of the $1,000 liquidation preference per share of the 10% Cumulative Redeemable Preferred Stock (equivalent to the fixed annual amount of $80 per share of the 10% Cumulative Redeemable Preferred Stock).  Such dividends shall accrue on a daily basis and be cumulative from and including the first date on which any shares of 10% Cumulative Redeemable Preferred Stock are issued (the “Initial Issue Date”), and shall be payable annually in arrears on June 30 of each year (“Dividend Payment Date”) or, if not a business day, the next succeeding business day with the same force and effect as if paid on such Dividend Payment Date and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding business day.  Any dividend payable on the 10% Cumulative Redeemable Preferred Stock for any partial Dividend Period (as defined below) will be computed on the basis of a 360-day year consisting of twelve 30-day months.  The term “Dividend Period” shall mean, with respect to the first “Dividend Period”, the period from and including the Initial Issue Date to and including the first Dividend Payment Date, and with respect to each subsequent “Dividend Period”, the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date.  Dividends shall be paid to holders of record of the 10% Cumulative Redeemable Preferred Stock as their names appear in the stock transfer records of the Corporation at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Directors for the payment of dividends that is not more than 30 nor less than ten days prior to such Dividend Payment Date or prior to such other date set by the Board of Directors for the payment of dividends (each, a “Dividend Record Date”).  Dividends in respect of any past Dividend Periods that are in arrears may be authorized and paid at any time to holders of record on the Dividend Record Date related to each such Dividend Period.  Any dividend payment made on the 10% Cumulative Redeemable Preferred Stock shall be credited first against the earliest accrued but unpaid dividend due which remains payable.  The Board of Directors may at its option declare and pay accrued dividends more frequently than as otherwise provided for above.

(b)           No dividends on the 10% Cumulative Redeemable Preferred Stock shall be authorized by the Board of Directors or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such authorization, payment or setting apart for payment or provide that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

(c)           Notwithstanding the foregoing, dividends on the 10% Cumulative Redeemable Preferred Stock shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.  Accrued but unpaid dividends on the 10% Cumulative Redeemable Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

(d)           Except as provided in Section 3(e), unless full cumulative dividends on the 10% Cumulative Redeemable Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past completed full annual Dividend Periods, no dividends (other than in shares of Common Stock or other shares of stock ranking junior to the 10% Cumulative Redeemable Preferred Stock as to dividends and upon liquidation) shall be authorized or paid or set aside for payment, nor shall any other distribution be authorized or made, upon the Common Stock or any other stock of the Corporation ranking junior to the 10% Cumulative Redeemable Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock or any other shares of stock of the Corporation ranking junior to the 10% Cumulative Redeemable Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except (i) by conversion into or exchange for other stock of the Corporation ranking junior to the 10% Cumulative Redeemable Preferred Stock as to dividends and upon liquidation or (ii) to the extent necessary to preserve the Corporation’s status as a real estate investment trust for federal income tax purposes).

(e)           When dividends are not paid in full (and a sum sufficient for such full payment is not so set aside) upon the 10% Cumulative Redeemable Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the 10% Cumulative Redeemable Preferred Stock, all dividends declared upon the 10% Cumulative Redeemable Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the 10% Cumulative Redeemable Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of 10% Cumulative Redeemable Preferred Stock and such other class or series of capital stock shall in all cases bear to each other the same ratio that accrued dividends per share on the 10% Cumulative Redeemable Preferred Stock and such other class or series of capital stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior Dividend Periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other.  No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the 10% Cumulative Redeemable Preferred Stock which may be in arrears.

(f)            Holders of the 10% Cumulative Redeemable Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of the full cumulative dividends on the 10% Cumulative Redeemable Preferred Stock as described above.

(g)           If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 856 of the Code) any portion (the “Capital Gains Amount”) of the dividends paid or made available for the year to holders of all classes of stock (the “Total Dividends”), then the Capital Gains Amount allocable to holders of the 10% Cumulative Redeemable Preferred Stock shall be the amount that the total dividends paid or made available to the holders of the 10% Cumulative Redeemable Preferred Stock for the year bears to the Total Dividends.

4.             Liquidation Preference.

(a)           Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, subject to the preferential rights of the holders of any class or series of capital stock of the Corporation ranking senior to the 10% Cumulative Redeemable Preferred Stock as to liquidation rights, the holders of the 10% Cumulative Redeemable Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders a liquidation preference in the amount of $1,000 per share, plus an amount equal to any dividends accrued and unpaid thereon to and including the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of stock of the Corporation that ranks junior to the 10% Cumulative Redeemable Preferred Stock as to liquidation rights.

(b)           In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Corporation are insufficient to pay the full amount of the liquidation preference plus an amount equal to all dividends accrued and unpaid on all outstanding shares of 10% Cumulative Redeemable Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking, as to liquidation rights, on parity with the 10% Cumulative Redeemable Preferred Stock in the distribution of assets, then the holders of the 10% Cumulative Redeemable Preferred Stock and each such other class or series of shares of capital stock ranking, as to liquidation rights, on parity with the 10% Cumulative Redeemable Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c)           After payment of the full amount of liquidating distributions to which they are entitled, the holders of the 10% Cumulative Redeemable Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

(d)           Neither the consolidation or merger of the Corporation with or into any other corporation, trust or entity or of any other corporation, trust or entity with or into the Corporation, nor the sale, lease or conveyance of all or substantially all of the property or business of the Corporation, shall be deemed to constitute a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4.

(e)           In determining whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation) by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the MGCL, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of the 10% Cumulative Redeemable Preferred Stock whose preferential rights upon dissolution are superior to those receiving the distribution.

5.             Redemption.

(a)           Right of Optional Redemption by the Corporation.  The Corporation, at its option and upon not less than 15 nor more than 60 days’ written notice, may redeem the 10% Cumulative Redeemable Preferred Stock, in whole or in part, at any time or from time to time, beginning on the fifth anniversary of the Initial Issue Date (each, a “Redemption Date”), for cash at a redemption price of $1,000 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided in Section 5(c) below) (the “Redemption Price”).  If less than all of the outstanding shares of 10% Cumulative Redeemable Preferred Stock are to be redeemed, the shares of 10% Cumulative Redeemable Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation.  The 10% Cumulative Redeemable Preferred Stock shall also be subject to re-purchase from time to time pursuant to the restrictions and limitations on ownership and Transfer (as defined in Article VII of the Charter) referred to in Section 11 below, and any successor provision of similar import.

(b)           Limitations on Redemption.  Unless full cumulative dividends on the 10% Cumulative Redeemable Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past completed full annual Dividend Periods, no 10% Cumulative Redeemable Preferred Stock shall be redeemed unless all outstanding 10% Cumulative Redeemable Preferred Stock is simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any of the 10% Cumulative Redeemable Preferred Stock (except by exchange for capital stock of the Corporation ranking junior to the 10% Cumulative Redeemable Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of the 10% Cumulative Redeemable Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of 10% Cumulative Redeemable Preferred Stock or any purchase or acquisition made in order to ensure that the Corporation remains qualified as a real estate investment trust for federal income tax purposes.

(c)           Rights to Dividends on Shares Called for Redemption.  Immediately prior to any redemption of the 10% Cumulative Redeemable Preferred Stock, the Corporation shall pay, in cash, any accrued and unpaid dividends through the Redemption Date, unless a Redemption Date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of the 10% Cumulative Redeemable Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

(d)           Procedures for Redemption.

(i)            Notice of redemption will be given by the Corporation not less than 15 nor more than 60 days prior to the Redemption Date, addressed to the respective holders of record of the shares of 10% Cumulative Redeemable Preferred Stock to be redeemed.  No failure to give such notice or any defect thereof or in the sending thereof shall affect the validity of the proceedings for the redemption of any of the shares of 10% Cumulative Redeemable Preferred Stock except as to the holder to whom notice was defective or not given.

(ii)           In addition to any information required by law, such notice shall state: (A) the Redemption Date; (B) the Redemption Price; (C) the number of shares of 10% Cumulative Redeemable Preferred Stock to be redeemed; (D) the place or places where the shares of 10% Cumulative Redeemable Preferred Stock are to be surrendered for payment of the Redemption Price; and (E) that dividends on the shares to be redeemed will cease to accrue on such Redemption Date.  If less than all of the shares of 10% Cumulative Redeemable Preferred Stock held by any holder are to be redeemed, the notice sent to such holder shall also specify the number of shares of 10% Cumulative Redeemable Preferred Stock held by such holder to be redeemed.

(iii)          If notice of redemption of any of the shares of 10% Cumulative Redeemable Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of the shares of 10% Cumulative Redeemable Preferred Stock so called for redemption, then, from and after the Redemption Date, dividends will cease to accrue on such shares of 10% Cumulative Redeemable Preferred Stock, such shares of 10% Cumulative Redeemable Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the Redemption Price.  Holders of the shares of 10% Cumulative Redeemable Preferred Stock to be redeemed shall surrender such shares of 10% Cumulative Redeemable Preferred Stock at the place designated in such notice and, upon surrender in accordance with said notice of the certificates for the shares of 10% Cumulative Redeemable Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), if the 10% Cumulative Redeemable Preferred Stock is certificated, such shares of 10% Cumulative Redeemable Preferred Stock shall be redeemed by the Corporation at the Redemption Price.  In case fewer than all of the shares of 10% Cumulative Redeemable Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates, if the 10% Cumulative Redeemable Preferred Stock is certificated, shall be issued representing the unredeemed shares of 10% Cumulative Redeemable Preferred Stock without cost to the holder thereof.

(iv)          The deposit of funds with a bank or trust company for the purpose of redeeming the shares of 10% Cumulative Redeemable Preferred Stock shall be irrevocable except that:

(A)          The Corporation shall be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holder of any shares redeemed shall have no claim to such interest or other earnings; and

(B)          Any balance of money so deposited by the Corporation and unclaimed by the holders of the 10% Cumulative Redeemable Preferred Stock entitled thereto at the expiration of two years from the applicable Redemption Date shall be paid, together with any interest or other earnings earned thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

(e)           Legally Available Funds.  No shares of 10% Cumulative Redeemable Preferred Stock may be redeemed except with funds legally available for the payment of the Redemption Price.

(f)            Status of Redeemed Shares.  Any shares of 10% Cumulative Redeemable Preferred Stock that shall at any time have been redeemed pursuant to this Section 5 shall, after such redemption, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular class or series by the Board of Directors.

6.             Put Right.

(a)           At any time or from time to time, beginning on the sixth anniversary of the Initial Issue Date, the Corporation shall, at the request of any stockholder holding shares of 10% Cumulative Redeemable Preferred Stock and upon delivery of 60 days’ written notice to the Corporation from such stockholder (the “Repurchase Notice”), to the fullest extent permitted by applicable law, repurchase the Repurchase Shares (as defined below) held by such stockholder at a price per share equal to the liquidation preference of $1,000 plus all accrued and unpaid dividends on such Repurchase Shares to and including the date fixed for such repurchase.  The Repurchase Notice shall specify the number of shares of 10% Cumulative Redeemable Preferred Stock held by the stockholder that the stockholder proposes to sell to the Corporation (the “Repurchase Shares”).

(b)           At the closing of the sale of any Repurchase Shares, the Corporation shall purchase the Repurchase Shares from the stockholder, and the stockholder shall sell the Repurchase Shares to the Corporation, subject to, if the 10% Cumulative Redeemable Preferred Stock is certificated, the delivery by the stockholder of any certificate or certificates representing the Repurchase Shares, each certificate to be properly endorsed for transfer or accompanied by duly executed stock powers.  The Corporation may require waivers of any liens, evidence of good title to the Repurchase Shares, and such other documents and agreements as it may reasonably deem necessary in connection with the repurchase.

(c)           Notwithstanding Sections 6(a) and 6(b) above, in the event that the Board of Directors shall determine at any time that the repurchase by the Corporation of the Repurchase Shares as otherwise contemplated by this Section 6 would be reasonably likely to have a material adverse effect on the Corporation, its business or its prospects, the Corporation shall have the right to repurchase the Repurchase Shares ratably over time and from time to time, in increments of no less than 25% of the original number of Repurchase Shares per annum, such that the incremental repurchases shall be accomplished without being reasonably likely to have a material adverse effect on the Corporation, its business or prospects.

(d)           Any shares of 10% Cumulative Redeemable Preferred Stock that shall at any time have been repurchased pursuant to this Section 6 shall, after such repurchase, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular class or series by the Board of Directors.

7.             Voting Rights.  Holders of the 10% Cumulative Redeemable Preferred Stock shall not have any voting rights, except as set forth in this Section 7.  So long as any shares of 10% Cumulative Redeemable Preferred Stock remain outstanding, the affirmative vote or consent of the holders of two-thirds of the shares of 10% Cumulative Redeemable Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, will be required to: (a) authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of Senior Stock or reclassify any authorized shares of capital stock into shares of any such class or series, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any shares of any such class or series; or (b) amend, alter or repeal the terms of the 10% Cumulative Redeemable Preferred Stock, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the 10% Cumulative Redeemable Preferred Stock, provided, however, that with respect to the occurrence of any Event, so long as shares of 10% Cumulative Redeemable Preferred Stock remain outstanding with the terms thereof materially unchanged or the holders of shares of 10% Cumulative Redeemable Preferred Stock receive shares of stock or beneficial interest, or other equity interests, with rights, preferences, privileges and voting powers substantially similar, taken as a whole, to the rights, preferences, privileges and voting powers of the 10% Cumulative Redeemable Preferred Stock, taking into account that, upon the occurrence of an Event, the Corporation may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of the 10% Cumulative Redeemable Preferred Stock or the holders thereof, and in such case such holders shall not have any voting rights with respect to the occurrence of any Event set forth above.  In addition, if the holders of the 10% Cumulative Redeemable Preferred Stock receive (or will receive) the $1,000 liquidation preference per share of the 10% Cumulative Redeemable Preferred Stock, plus an amount equal to any dividends accrued and unpaid thereon to and including the date of payment, pursuant to the occurrence of any Event set forth above, then such holders shall not have any voting rights with respect to any such Event.  For the avoidance of doubt and without limitation, holders of shares of 10% Cumulative Redeemable Preferred Stock shall not be entitled to vote with respect to: (i) any increase in the total number of authorized shares of Common Stock or the authorization for issuance or issuance of any shares of Common Stock, (ii) any increase in the total number of authorized shares of 10% Cumulative Redeemable Preferred Stock or the authorization for issuance or issuance of any such shares, (iii) any increase in the total number of authorized shares of Preferred Stock or the creation, authorization for issuance or issuance of any Preferred Stock or of any Preferred Stock of any class or series, or the creation, authorization for issuance or issuance of any other class or series of capital stock (except for Senior Stock in respect of which the affirmative vote or consent of the holders of the 10% Cumulative Redeemable Preferred Stock shall be required as provided in clause (a) above), or (iv) the creation, authorization or issuance of any obligation or security convertible into or evidencing the right to purchase any shares described in clause (i), (ii) or (iii) above.  Except as specifically set forth herein, holders of the 10% Cumulative Redeemable Preferred Stock shall not have any voting rights with respect to, and the consent of the holders of the 10% Cumulative Redeemable Preferred Stock shall not be required for, the taking of any corporate action, including an Event, regardless of the effect that such corporate action or Event may have upon the powers, preferences, voting power or other rights or privileges of the 10% Cumulative Redeemable Preferred Stock.

8.             No Preemptive Rights or Appraisal Rights.  No holder of 10% Cumulative Redeemable Preferred Stock shall be entitled to any preemptive rights to subscribe for or acquire any unissued shares of capital stock of the Corporation (whether now or hereafter authorized) or securities of the Corporation convertible into or exchangeable for, or carrying a right to subscribe for or acquire, shares of capital stock of the Corporation.  Holders of shares of 10% Cumulative Redeemable Preferred Stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL.

9.             Conversion.  The 10% Cumulative Redeemable Preferred Stock is not convertible into or exchangeable for any other property or securities of the Corporation.

10.          Notice.  All notices to be given to the holders of the 10% Cumulative Redeemable Preferred Stock shall be given by (i) mail, postage prepaid, (ii) overnight delivery courier service, (iii) facsimile transmission, (iv) electronic mail or (v) personal delivery, addressed to the holders of record at the mailing address or sent to the facsimile number or electronic mail address shown by the records of the Corporation.

11.          Restrictions on Ownership and Transfer.

(a)           The 10% Cumulative Redeemable Preferred Stock constitutes a class of Preferred Stock, and shares of Preferred Stock constitute Capital Stock (as defined in Article VII of the Charter) of the Corporation.  Therefore, the 10% Cumulative Redeemable Preferred Stock, being Capital Stock, shall be subject to the Aggregate Stock Ownership Limit (as defined in Article VII of the Charter) applicable with respect to Capital Stock generally and all other restrictions and limitations on the ownership and Transfer (as defined in Article VII of the Charter) of Capital Stock set forth in the Charter and applicable to Capital Stock, including, without limitation, Section 7.2.7 of Article VII of the Charter and any successor provision of similar import.

(b)           Each certificate for shares of 10% Cumulative Redeemable Preferred Stock, if certificated, or the written statement of information in lieu of a certificate, shall bear substantially the following legend:

The shares represented by this certificate are subject to restrictions on Beneficial Ownership and Constructive Ownership and Transfer for the purpose, among others, of the Corporation’s maintenance of its qualification as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended (the “Code”).  Subject to certain further restrictions and except as expressly provided in the Corporation’s Charter, (i) no Person may Beneficially Own or Constructively Own shares of Capital Stock of the Corporation in excess of 9.8 percent (in value or number of shares) of the total outstanding shares of Capital Stock of the Corporation, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially Own or Constructively Own Capital Stock that would result in the Corporation being “closely held” under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iii) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons after January 29, 2013.  Any Person who Beneficially Owns or Constructively Owns or attempts to Beneficially Own or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially Own or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation.  If the restrictions on transfer or ownership provided in (i) or (ii) above are violated, the shares of Capital Stock in excess or in violation of the above limitations will be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries.  In addition, the Corporation may redeem shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above.  Furthermore, if the ownership restriction provided in (iii) above would be violated or upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio.  All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge.  Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

Instead of the foregoing legend, the certificate or written statement of information in lieu of a certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

(c)           In the case of an ambiguity in the application of any of the provisions of this Section 11, the Board of Directors shall have the power to determine the application of the provisions of this Section 11 and those other corresponding provisions of the Charter referred to herein or applicable hereto, in each case with respect to any situation based on the facts known to it.

(d)           Except for any Transfer of shares of 10% Cumulative Redeemable Preferred Stock to any Trust (as defined in Article VII of the Charter) pursuant to Article VII of the Charter, the 10% Cumulative Redeemable Preferred Stock may not be sold, hypothecated, pledged, assigned or otherwise transferred without the prior approval of the Board of Directors.

THIRD:                 The 10% Cumulative Redeemable Preferred Stock has been classified and designated by the Board of Directors under the authority contained in the Charter.

FOURTH:            These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FIFTH:                 The undersigned President and Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President and Chief Executive Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its President and Chief Executive Officer, and attested to by its Secretary, on this 13th day of December, 2012.

SILVER BAY REALTY TRUST CORP.

		By:	/s/ David N. Miller
			Name:	David N. Miller
			Title:	President and Chief Executive Officer
ATTEST:

/s/ Tim O’Brien
Name:	Tim O’Brien
Title:	Secretary